FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura, LINE, and LINE Financial Sign Joint Venture Agreement as part of Financial Business Alliance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 25, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura, LINE, and LINE Financial Sign Joint Venture Agreement as part of Financial Business Alliance

Tokyo – May 25, 2018 – Nomura Holdings, Inc. and LINE Corporation today announced that Nomura, LINE and LINE Financial Corporation, a wholly owned subsidiary of LINE, have signed a joint venture agreement as part of a financial business alliance focused on the securities business, as announced in the press release titled “Nomura and LINE Sign MOU to Consider Financial Business Alliance” issued on March 28, 2018.

Under the joint venture agreement, Nomura and LINE Financial plan to establish LINE Securities Corporation1 on June 1, 2018. LINE Securities will leverage the LINE platform with the aim to offer remote securities brokerage and securities investment consultation services over the LINE platform to the asset-building demographic.

1.	Background and purpose of the joint venture agreement

Nomura is a leading financial services group with a strong global franchise. The firm’s mission is to contribute to the development of an affluent society through its expertise in the capital markets. Nomura aims to become the most trusted partner for its clients.

LINE operates a communication application. Under its mission of Closing the Distance, LINE aims to seamlessly connect people, information and services, and businesses and brands through its smart portal business strategy. LINE provides high value-added services to over 75 million monthly active users in Japan.

LINE recently announced plans to expand into FinTech services in order to address the need for asset-building financial services among LINE users. The two companies plan to leverage the rich user base and the exceptional user interface and experience that LINE offers, combined with Nomura’s expertise in the financial services business, to provide new financial solutions for this key target segment.

2.	Overview of Line Securities

Name:	LINE Securities Corporation
Headquarters:	Shinjuku-ku, Tokyo (planned)
Representative directors:	Co-CEOs: Noritaka Ochiai (LINE Corporation) and Yoshikazu Yonenaga (Nomura Securities)
Description of business:	Offer remote securities brokerage and securities investment consultation services to the asset-building demographic
Capital and capital reserve:	10 billion yen in total (planned)[2]
Commencement of operations:	To be determined (TBD)[3]
Shareholding ratio:	LINE Financial 51%, Nomura 49%[4]

[1]	Trade name will be LINE Securities Preparatory Corporation when established, and will be renamed after the company is registered as a Type I Financial Instruments Business.
[2]	Capital and capital reserve will be 200 million yen in total initially, and will be increased by the time operations commence.
[3]	Operations will commence after registration as a Type 1 Financial Instruments Business.
[4]	Company will be fully funded by LINE Financial at the time of establishment; Nomura and LINE Financial will subscribe for new shares through a third-party allotment after LINE Securities obtains clearance from the relevant competition authorities.

3.	Schedule

May 25, 2018	Execution of joint venture agreement

June 1, 2018 (planned)	Establishment of LINE Securities Preparatory Corporation (fully funded by LINE Financial)

TBD	Gain clearance from competition authorities
LINE Securities Preparatory Corporation to become a joint venture company after Nomura and LINE Financial subscribe for new shares through a third-party allotment (LINE Financial 51%, Nomura 49%)
Registration as a Type I Financial Instruments Business
Change trade name from “LINE Securities Preparatory Corporation” to “LINE Securities Corporation”
Commence operations; prepare launch of LINE Securities services

4.	Overview of Nomura

Name:	Nomura Holdings, Inc.
Headquarters:	1-9-1 Nihonbashi, Chuo-ku, Tokyo
Representative:	President and Group CEO Koji Nagai
Description of business:	Holding company
Capital:	594,493 million yen (as of March 31, 2018)
Date of establishment:	December 25, 1925
Number of employees:	28,048 (consolidated; as of March 31, 2018)
Net revenue:	1,496,969 million yen (consolidated; year ended March 31, 2018; U.S.GAAP)

5.	Overview of LINE

Name:	LINE Corporation
Headquarters:	JR SHINJUKU MIRAINA TOWER 23rd FL., 4-1-6 Shinjuku, Shinjuku-ku, Tokyo
Representative:	Chief Executive Officer Takeshi Idezawa
Description of business:	Provision and operation of the LINE messaging app and content and services made available on the LINE platform, in addition to other web service businesses and AI businesses
Capital:	92,728 million yen (as of March 31, 2018)
Date of establishment:	September 4, 2000
Number of employees:	1,692 (non-consolidated; as of April 30, 2018)
Revenue:	167,147 million yen (consolidated; year ended December 31, 2017; IFRS)

6.	Overview of LINE Financial

Name:	LINE Financial Corporation
Headquarters:	JR SHINJUKU MIRAINA TOWER 23rd FL., 4-1-6 Shinjuku, Shinjuku-ku, Tokyo
Representative:	Chief Executive Officer Takeshi Idezawa
Description of business:	Financial related service businesses
Capital:	10,000 million yen (as of April 30, 2018)
Date of establishment:	January 10, 2018

7.	Future outlook

The two companies do not expect the signing of the joint venture agreement to have a material impact on their consolidated financial results at this stage. The two companies will immediately issue an announcement if any possibility of a material impact arises in the future.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Fumiko Hayashi	LINE Corporation	81-3-4316-2103
Kana Okui